RIO TINTO
Transcript of
North American teleconference
on Rio Tinto’s annual results
Moderator: Paul Skinner
February 13, 2008
10:00 a.m. CT
Paul Skinner: Well good morning and welcome to all of you. I’m Paul Skinner, Chairman of Rio Tinto. Sitting alongside me here in London is Tom Albanese, our Chief Executive. Our CFO, Guy Elliot, is on Australian duty today. So, we are joined here in London, by Dan Larsen, who is our Financial Controller.
There are result slides available to you on our website, and we’ll take questions from you in a moment. But, before we do, Tom and I would like to make a few comments.
A few words about the pre-conditional offer we received recently from BHP Billiton to acquire all of the shares of Rio Tinto. As you know, after carefully considering it, our boards have unanimously rejected the offer on the basis that it’s not in the best interest of shareholders. While the offer represents an improvement on what we were indicated previously, it still fails to recognize the underlying value of our quality assets and prospects. We have a very clear strategy to deliver value to our shareholders by developing assets of the highest quality, and we’re executing the strategy very effectively, as I think the results today demonstrate.
Our plans to continue to deliver shareholder value through our excellent standalone prospects are unchanged, and will remain so, unless a proposal is made to us that fully reflects, in the view of the board, the value of Rio Tinto. We believe that the recent unsolicited acquisition of a 12 percent stake in our PLC by Chinalco and Alcoa reinforces the points we’ve made about Rio Tinto’s value and strong prospects looking forward.
We’ve got an exceptional portfolio of assets and growth opportunities, particularly in iron ore, copper and aluminium. And these assets — combined with our strong record for value delivery, project execution and exploration — position Rio Tinto very well to take advantage of the strong global markets we continue to see in the resources industry.
And so with those few opening remarks, I hand it over to Tom.
Tom Albanese: Thank you, Paul.
Overall, we believe the price outlook for metals and minerals is positive, based upon rapid Chinese demand growth and continued supply side constraints. However, we also believe the outlook for Rio Tinto’s key products are particularly favorable. Notably, iron ore, copper and aluminium. Of course, BHP Billiton is more exposed to nickel and oil where the forward price curve is less favorable. And this means that Rio Tinto is better placed to benefit as we look ahead from what looks to be a strong price environment going forward.
We have an excellent resource position and proven project execution capacity. And based upon our extensive portfolio projects, we estimate the compound annual growth rate of our volumes from 2008 to 2015 is over eight percent per year. In our estimates, this is nearly double the rate of BHP’s growth over the same period, and is in commodities that we believe look great from a forward-pricing perspective. This reinforces our view that BHP Billiton needs Rio Tinto more than Rio Tinto needs BHP Billiton.
Put simply, as our results show, we are accelerating away.
John Tumazos: Good morning. Thank you very much for making the unit volume forecasts to 2015 by mine and your significant product lines. I think that requires enormous bravery and courage. We’re all in the business of making forecasts, I know how tough it is.
I feel almost remiss in asking you tough questions about those forecasts because we all know how hard it is to gauge environmental permits and availability of engineering and other resources.
How did you go about forecasting BHP Billiton’s volume? And, for example, what assumptions did you make about oil and gas, decline curves, growth projects and Olympic Dam expansion?
Tom Albanese: Yes, John, this is Tom, I’ll try commenting on some of your questions. First of all, reflecting on some of our discussions over the past year or so, I think you have actually raised this as an input and I hope we’ve taken your input into guidance.
You’re absolutely correct that this is something that is not a precise science and clearly, as compared to, say, the 1980’s, where things were built as quickly as engineers could get around to building them, we’re in a different environment now, where you’re dealing with all matters of issues ranging, besides stakeholders’ issues, governments that are basically, more or less, affected by elements of resource nationalism, scarcity of power, scarcity of water, engagement with local communities — the full range of challenges that every new project anywhere in the world has to go through today.
And in many ways, John, as you know, that is having an effect on keeping the sector constrained on the supply side.
I think, for our purposes in doing this work, we had to basically put together the material that was generally available in the marketplace, both from our perspective and from BHP’s perspective to do this. We had to make certain assumptions when projects would come online, and they are consistent with what we’ve said in terms of the guidance we’ve given.
There — it’s, of course, more difficult on the BHP side. Of course, they haven’t provided the guidance on the viability of Olympic Dam expansion and they haven’t provided guidance on timelines. So, it is more difficult, but we’ve basically taken the materials that they have presented. In any — in any case, I think most people would say that it’s not as much — it doesn’t — the Olympic Dam it doesn’t have much affect in the 2008 to 2015 timeline.
So again, we’ve taken into account publicly available information on Rio Tinto projects, BHP projects, blended the apples and oranges of aluminium versus copper versus iron ore, based upon public consensus numbers, priced to come up with relative index factors.
John Tumazos: If you could please put your BHP schedule assumptions up on the web, it would help us all in making our own comparisons. And, making whatever adjustments particular information users may want to make to what you’ve done.
Tom Albanese: OK, well, John, I think we — I refer you to the BHP websites for that information.
John Tumazos: In some cases, they don’t make the fine disclosures that you just have.
Tom Albanese: Sounds like some good input for them.

Important Information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This transcript includes forward-looking statements. All statements other than statements of historical facts included in this transcript, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this transcript. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.